COMMENTS RECEIVED ON JUNE 29, 2012

FROM CHAD ESKILDSEN

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

1. Fidelity Rutland Square Trust II (Form N-CSR Filing)

C: The Staff requested clarification on which provision under Section 12 of the Investment Company Act of 1940 we rely on with regard to structure in a fund-of-funds.

R: Each series of Fidelity Rutland Square Trust II is permitted to acquire shares of other registered open-end management investment companies and unit investment trusts that are within and outside the same group of investment companies in excess of the limits set forth in Section 12(d)(1)(A) pursuant to the terms and conditions of an exemptive order (the "Order"), Investment Company Act Release No. 28287, granted by the Securities and Exchange Commission under Section 12(d)(1)(J) of the Investment Company Act of 1940 (the "1940 Act"). The Order grants an exemption from the limits contained in Section 12(d)(1)(A) of the 1940 Act.

2. Fidelity Commodity Strategy Fund (Form N-CSR Filing)

C: The Staff questioned how commodity swaps and futures holdings are valued for segregation purposes.

R: Fidelity Commodity Strategy Fund values swaps and futures in its portfolio at the full notional amount of each transaction for purposes of segregation.

3. Tandy Representations (Form N-CSR Filings)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.